April 9, 2008

Colin Webster

Assistant Director

United States Securities and Exchange Commission

Washington DC 20549

202-551-3522

RE:

Matches, Inc.

Registration Statement on Form S-1

Filed February 19, 2008

Dear Mr. Webster:

Here are the responses to your comments.

General

1.

The Staff feels that Orion must be deemed an underwriter.  As such please revise the filing to reflect them having to sell at the $0.01 selling price and that they will be deemed an underwriter and have to follow the guidelines for an underwriter.

Revised.

Very Truly Yours,

/s/ Darren Holm

Darren Holm

President